Exhibit 99.1

JOINT VENTURE AGREEMENT

THIS JOINT VENTURE AGREEMENT (the “Agreement”) is made and entered and effective as of September 2, 2021,

BETWEEN:

(1)	Regencell Bioscience Limited, a company incorporated under the laws of Hong Kong, with the registration number of 2236362 (“Regencell”); and

(2)	Honor Epic Enterprises Limited, a company incorporated in British Virgin Islands, with the registration number of 2035164 (“Honor Epic”).

(each a “Party” and collectively the “Parties”).

WHEREAS:

(A)	The Parties wish to form a private company limited by shares in Hong Kong (the “Company”) and each of the Parties intends to become shareholders of the Company.

(B)	The Company will be used by the Parties as the joint venture vehicle to conduct business on the terms set out below.

(C)	The Parties have agreed to enter into this Agreement to regulate the exercise of the shareholders’ rights inter se and the operations and the management of the Company on the terms set out below.

NOW THIS AGREEMENT WITNESSES as follows:-

1.	Interpretation. In this Agreement, the following expressions shall have the following meanings unless the context otherwise requires:

“Board”	Board of directors of the Company;

“Control”	In the case of a company, the possession, directly or indirectly, of the power to control the voting rights of 50% or more of the issued capital of a person or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise;

“Designated Markets”	The countries and/or regions designated from time to time by the Board, which as at the date of this Agreement, shall be ASEAN countries, India, Japan, Australia and New Zealand;

“Shareholder”	Shareholder of the Company;

“Share”	Share of the Company;

“Simple Majority”	No less than 50%;

“Supermajority”	No less than 75%;

“TCM”	traditional Chinese medicine;

Words importing the singular include the plural and vice versa and references to one gender include all genders.

2.	Organization. For and in consideration of the mutual covenants contained in this Agreement, following the execution of this Agreement, the Parties shall execute or cause to be executed and filed any documents and instruments with any appropriate authorities that may be necessary or appropriate to comply with all requirements for the formation and operation of the Company in Hong Kong under the name “Regencell Bioscience (Asia) Limited” (or such other lawfully permissible name as the Parties shall agree) with the following particulars:-

(a)	Initial subscribers of the Company shall be as follows:-

Subscriber	Percentage of shareholding in the Company
Regencell	60%
Honor Epic	40%

(the “Relative Shareholding”)

(b)	Initial directors of the Company shall be as follows:-

Nominating Party	Director
Regencell	Yat-Gai Au James Wai Hong Chung
Honor Epic	Ji Yang Lee

3.	Name. The activities and business of the Company shall be conducted under the name of “Regencell Bioscience” (or such other lawfully permissible name as the Board may agree) in the Designated Markets.

4.	Place of Business. The principal place of business of the Company shall be Hong Kong. Additional places of business may be located elsewhere as the Board may from time to time designate.

5.	Business of the Company. The principal business of the Company shall be to trade, manufacture, market and distribute TCM formulae products, to procure, enable, provide or support the treatment of COVID-19 using TCM formula in the Designated Markets and to exercise all of the powers to engage in any lawful business related or incidental to any of the foregoing matters (the “Principal Business”). The Company shall not engage in any other business without Supermajority approval of the Board.

6.	Regencell’s Grant of Exclusive Distribution Rights. Regencell will grant the Company the exclusive rights to market and distribute its proprietary COVID-19 TCM treatment (“Regencell COVID Treatment Products”) in the Designated Markets for an initial period of 2 years pursuant to a License Agreement to be entered by and between Regencell and the Company. Regencell will review the operation results and business plans of the Company on the second anniversary of the establishment of the Company. This exclusivity will be automatically extended for another 2 years if Regencell is satisfied with the operation results and business plan of the Company.

7.	Honor Epic’s Contribution to the Company. Honor Epic shall use its best effort to directly or indirectly market, promote and distribute the Regencell COVID Treatment Products and supervise or assist the Company’s subsidiaries or third party distributors in the marketing and distribution of such products in the Designated Market.

8.	Term of this Agreement. Subject to Clause 21 below, this Agreement shall begin on the date hereof and shall continue until December 31, 2030 (the “Term”). The Term may be extended with the unanimous consent of the Parties.

9.	Sharing Percentages of the Company. Unless the Parties agree, the Relative Shareholding shall not be changed. Unless the Parties agree otherwise, the Parties shall be entitled to share in the Company’s items of income, gain, loss, deduction, credit and cash available for distribution on pro rata basis according to the Relative Shareholding.

10.	Indemnity. In the event of a default under this Agreement, the defaulting Party agrees to indemnify the other Party against any loss or liability exceeding the percentages set forth in this Agreement or for any liability or loss directly resulting from the default. No Party shall have any right to compensation solely due to his contribution to the Company, except to share in the net profits as provided herein unless otherwise provided in this Agreement.

11.	Capital Contributions. The Parties should jointly confirm capital contribution amount from time to time and contribute capital in cash according to the sharing percentages of the Parties as provided in Clause 8 above. Except as specifically otherwise provided in this Agreement, no Party shall be required to lend money or property to the Company and any loans to the Company from a Party or affiliate of a Party shall be on commercially reasonable terms and conditions.

12.	Shareholder Required Vote. Any shareholders’ resolution of the Company concerning a Shareholder Supermajority Matter (as defined below) must be approved by the affirmative vote of a Supermajority of the total number of shares of Company. All resolutions other than Shareholder Supermajority Matters must be approved by the affirmative vote of the holders of shares constituting a Simple Majority of the issued and outstanding shares of the Company.

13.	Shareholder Supermajority Matters. Each of the following actions shall be a “Shareholder Supermajority Matter” and must be approved by a Supermajority:

(a)	to approve any amendments to the by-laws of the Company in respect of the following matters: (A) the corporate purpose, (B) the corporate capital, (C) the rights inherent to each class of shares and to the shareholders of the Company, and (D) the attributions of the shareholders regular meetings or any limitation to attributions of the board of directors of the Company;

(b)	to approve the dissolution, liquidation and winding up of the Company;

(c)	to approve the transformation, merger, spin-up, or any kind of corporate reorganization of the Company;

(d)	to pay or distribute dividends or any other kind of distributions, including interest on capital, to the shareholders of the Company and

(e)	to approve the issuance, redemption or amortization of any debt securities, Equity Securities or Convertible Securities into shares of the Company.

14.	Composition of the Board. The business and affairs of the Company shall be managed under the direction of the Board. The Board shall be comprised of three directors where Regencell will elect two directors and Honor Epic will elect one director. The term of office for the director shall be two years. In the event of any vacancy on the Board resulting from the resignation, incapacity, retirement, death or removal of any Director, Regencell or Honor Epic shall have the right to nominate another individual to replace such Director on the Board.

15.	Responsibilities of the Board. The Board shall:

(a)	Set the Company’s vision and mission to guide and set the pace for its current operations and future development.

(b)	Determine the business strategies and plans that underpin the corporate strategy.

(c)	Ensure that the Company’s organisational structure and capability are appropriate for implementing the chosen strategies.

(d)	Review and approve the appointment of C-class executives

(e)	Evaluate C-class executives’ performance and approve C-class compensation

(f)	Approve business plan and budget and review their execution

(g)	Delegate authority to management

16.	Meetings of the Board. Board meetings shall be held at least on a semi annual basis. Special meetings of the Board may be called by any Director with not less than 24 hours’ notice to every Director. The quorum for any meeting of the Board to be validly held shall be at least two Directors of whom at least one shall be a nominee of Regencell. A Shareholder owning more than 50% of the Company’s issued share capital shall have the right to nominate the chairperson of the Board.

17.	Board Voting Requirements. Each Director shall have one vote on all matters before the Board. Any resolution by the Board concerning a Board Supermajority Matter (as defined below) must be approved by the affirmative vote of a Supermajority of all Directors at a duly called meeting of the Board at which all Directors are present and acting throughout. All actions by the Board other than with respect to Board Supermajority Matters must be approved by the affirmative vote of a Simple Majority of the Directors at a duly called meeting of the Board at which a quorum is present and acting throughout. In the event of an equality of votes, the chairperson of the Board shall have a second and casting vote.

18.	Board Supermajority Matters. Each of the following actions shall be a “Board Supermajority Matter” and must be approved by a Supermajority:

(a)	to approve the Annual Budget and Business Plan and the Multi-Year Business Plan as well as any amendment to any of the foregoing (collectively, to the extent so approved, the “Approved Plans”);

(b)	take any action or agree to take any action that, individually or in the aggregate, causes or is reasonably likely to cause any capital, operating or other expense of Company or any of its subsidiaries to be greater than with respect to any action that would affect the balance sheet or profit and loss statement for an amount greater than USD100,000;

(c)	to create (including by the acquisition of shares), dispose of or admit new shareholders to any subsidiary of Company, except to the extent expressly contemplated in the Approved Plans then in effect;

(d)	to execute any kind of agreement or to enter into any kind of transaction in an amount greater than USD1,000,000, except to the extent expressly contemplated in the Approved Plans then in effect;

(e)	to execute any kind of agreement or to enter into any kind of transaction, agreement or arrangement related to revenue or profit sharing agreements and any other agreement for the implementation of joint ventures or business collaborations, alliance memberships agreements or other arrangements of such nature whatsoever, except to the extent expressly contemplated in the Approved Plans then in effect;

(f)	to commence, participate in, compromise or settle any material action with respect to any litigation, judicial, administrative or arbitration proceeding;

(g)	to approve the execution, amendment, termination or ratification of acts or agreements with related parties, except to the extent expressly contemplated in the Approved Plans then in effect;

(h)	to approve the financial statements of the Company or any amendments thereto or any dividend, accounting and tax policy or principles of the Company, as well as the appointment and removal of the auditor of the Company; and

(i)	to appoint CEO, COO, CFO and any other C-level executives.

19.	Operation Management. Ji Yang Lee shall be appointed as CEO of the Company responsible managing the daily operations of the Company

20.	Drag Along. If Regencell, so long as it is holding more than 50% of the Shares in issue for the time being, wishes to transfer all (but not some only) of its Shares (“Regencell’s Shares”) to a third party purchaser (“Proposed Buyer”), Regencell may require all other Shareholders (“Called Shareholders”) to sell and transfer all their Shares (“Called Shares”) to the Proposed Buyer (or as the Proposed Buyer directs) in accordance with the provisions of this Clause (“Drag Along Option”).

(a)	Regencell may exercise the Drag Along Option by giving written notice to the Called Shareholders (“Drag Along Notice”) at any time before the transfer of Regencell’s Shares to the Proposed Buyer. The Drag Along Notice shall specify that:

(i)	the Called Shareholders are required to transfer all their Called Shares pursuant to this Clause;

(ii)	the person to whom the Called Shares are to be transferred;

(iii)	the purchase price payable for the Called Shares which shall, for each Called Share, be an amount at least equal to the price per share offered by the Proposed Buyer for the Regencell’s Shares; and

(iv)	the proposed date of the transfer.

(b)	Once issued, a Drag Along Notice shall be irrevocable. However, a Drag Along Notice shall lapse if, for any reason, Regencell has not sold Regencell’s Shares to the Proposed Buyer within 30 calendar days of serving the Drag Along Notice. Regencell may serve further Drag Along Notices following the lapse of any particular Drag Along Notice.

(c)	No Drag Along Notice shall require a Called Shareholder to agree to any terms except those specifically set out in this Clause.

(d)	Once a Drag Along Notice has been issued, the Called Shareholders shall:

(i)	not exercise any dissenters’ or appraisal rights under any applicable laws with respect to the Drag Along Option and the sale of the Called Shares; and

(ii)	take all necessary actions in connection with the completion of the Drag Along Option and the sale of the Called Shares as reasonably requested by Regencell, including but not limited to the execution and delivery of any Share transfer and the delivery of all Share certificates, and procuring any necessary action of the Director(s) nominated by the Called Shareholders.

(e)	The sale of the Called Shares by the Called Shareholders shall not be subject to any rights of pre-emption.

21.	Right of first refusal. Subject to Clause 19 (Drag Along), if a Shareholder, other than Regencell, wishes to dispose partly or completely of its Shares to a third party acquirer (the “Selling Shareholder”), the Selling Shareholder shall first offer Regencell the possibility to purchase such Shares (the “Offered Shares”) and Regencell shall have a right of first refusal with respect to the Offered Shares in accordance with the provision of this Clause.

(a)	When the Selling Shareholder has received from any third party acquirer a binding offer for the disposal of the Offered Shares, which the Selling Shareholder plans to accept, or has otherwise decided to dispose of the Offered Shares, the Selling Shareholder shall immediately give notice to Regencell (the “Selling Notice”).

(b)	The Selling Notice shall be in writing and set out:

(i)	The number of the Offered Shares beneficially owned by the Selling Shareholder;

(ii)	Full name, address and representative of the intended third party acquirer of the Offered Shares;

(iii)	The nominal value of the Offered Shares;

(iv)	The price of the Offered Shares; and

(v)	The terms and conditions of the disposal of the Offered Shares.

A copy of the offer from the third party acquirer shall be appended to the Selling Notice.

(c)	Regencell shall, within a period of 30 calendar days as of the date of receipt of the Selling Notice (the “Buying Notice Period”), give a written notice (the “Buying Notice”) to the Selling Shareholder as to whether Regencell is willing to purchase the Offered Share at the price and on terms stipulated in the Selling Notice or whether Regencell will waive its right of first refusal with respect to the Offered Shares. Should Regencell fail to give the Buying Notice within the Buying Notice Period, Regencell will be deemed to have waived its right of first refusal with respect to the Offered Share.

(d)	Within 30 calendar days after the receipt of the Buying Notice by the Selling Shareholder, the Selling Shareholder shall be bound to sell the Offered Shares to Regencell who has indicated in the Buying Notice that it wishes to purchase the Offered Shares at such price and on such terms as contained in the Selling Notice and Regencell shall be bound to purchase the Offered Shares on the conditions stated in the Selling Notice.

(e)	If Regencell waives its right of first refusal with respect to the Offered Shares in accordance with the provision of sub-paragraph (c), the Selling Shareholder shall be at liberty to dispose of the Offered Shares to the third party acquirer indicated in the Selling Notice at the price and on terms and conditions contained in the Selling Notice.

(f)	If the Selling Shareholder has not completed the disposal of the Offered Share to the third party acquirer within 30 calendar days as of the expiry of the Buying Notice Period, the rights of Regencell shall revive with respect to the Offered Shares and if the Selling Shareholder shall thereafter desire to dispose of its Ordinary Share, a new Selling Notice shall be given pursuant to the provision of this Clause.

(g)	All Shareholders, except Regencell, shall not grant any right of first refusal or other pre-emptive rights to any other person(s) except with the prior written consent of Regencell.

22.	Termination. This Agreement shall continue in full force and effect until terminated in accordance with the provisions of this Clause.

(a)	Upon the occurrence of any of the following events, this Agreement shall be terminated forthwith:

(i)	Expiry of the Term of this Agreement;

(ii)	Either Party or any of its affiliates commits any breach of any of its obligations under this Agreement or any other agreement or instrument contemplated or referred to in this Agreement to which it is a party and fails to remedy the breach, if capable of remedy, within 30 days after being given notice by any other Party to do so; or

(iii)	either Party, being a company:

(A)	goes into liquidation, whether compulsory or voluntary (except for the purposes of a bona fide reconstruction or amalgamation with the consent of the other Party, such consent not to be unreasonably withheld or delayed where there is no underlying insolvency); or

(B)	has a receiver, administrative receiver or manager appointed over any part of its assets or undertaking (or has any similar official appointed or analogous process carried out under any applicable legal jurisdiction); or

(iv)	either Party is subject to a change of Control.

(v)	an effective resolution is passed to wind up the Company or if the Company goes into liquidation howsoever effected.

(b)	Termination shall not affect any provision of this Agreement expressed to have effect after termination, or any rights which either Party may have against the other Party subsisting at the time of termination.

23.	Fiscal Year. The fiscal year of the Company for accounting purposes shall end on June 30 of each year.

24.	Books and Records. Proper books and records shall be kept with respect to all Company transactions and maintained at the principal office of the Company. Each Party or his representative shall have access to the Company books and records at all reasonable times during business hours. The books shall be kept using the method of accounting that shall properly reflect the income of the Company and that shall be agreed on by the Parties. The books and records of the Company shall be reviewed annually at the expense of the Company by a certified public accountant selected by the Parties. The Company shall, within 90 days following the end of each fiscal year of the Company, deliver to each Party financial statements of the Company, including balance sheets, profit and loss statements, and statements showing allocations and distributions to each Party.

25.	Intellectual Property. Except for rights expressly granted under this Agreement, nothing in this agreement will function to transfer any of either Party’s Intellectual Property rights to the other Party, and each Party will retain exclusive interest in and ownership of its Intellectual Property developed before this agreement or developed outside the scope of this agreement and Regencell retains exclusive interest in and ownership of the TCM formulae it has developed, invent and is owning and will develop, invent and continue to own in the future.

26.	Restriction on Authority of Parties. The individual Party shall not have any authority with respect to the Company and this Agreement to:

(a)	Do any act in violation of this Agreement.

(b)	Do any act that would make it impossible to carry on the business of the Company.

(c)	Assign, transfer, pledge, compromise, or release any claim of the Company except for full payment or arbitrate, or consent to the arbitration of, any of its disputes or controversies.

(d)	Do any of the following without the consent of all the Parties:

●	Confess a judgment.

●	Make, execute, or deliver for the Company any bond, mortgage, deed of trust, guarantee, indemnity bond, surety bond, or accommodation paper or accommodation endorsement.

●	Amend or otherwise change this Agreement to modify the rights or obligations of the Parties as set forth in this Agreement.

●	Create any personal liability for any Party other than that personal liability to which any Party may have agreed to in writing.

27.	Restrictions on Transfers. Except as otherwise provided in this Agreement, no Party may sell, assign, transfer, encumber, or otherwise dispose of any interest in the Company without the prior written consent of Parties. Any transfer prohibited under this paragraph shall be void, and any attempt by a Party to dispose of an interest in the Company in violation of this paragraph shall constitute a default under this Agreement.

28.	Events Constituting Default. Any of the following events shall constitute a default by a Party:

(a)	The failure to make when due any contribution or advance required to be made under the terms of this Agreement, and continuing that failure for a period of 30 days after written notice of the failure from the other Party.

(b)	The violation of any of the other provisions of this Agreement and failure to remedy or cure that violation within 30 days after written notice of the violation from the other Party.

(c)	The appointment of a receiver for all or substantially all of the Party’s assets and the failure to have the receiver discharged within 30 days after the appointment.

(d)	The bringing of any legal action against the Party by a creditor, resulting in litigation that creates a real and substantial risk of involvement of the Company property that will result in:

(i)	The financial detriment of the other Parties; or

(ii)	The creditor, or the creditor’s assigns, succeeding to all or a part of the interest of the Party in the Company.

29.	Effect of Default.

(a)	On the occurrence of an event of default by a Party, the other Party shall have the right to elect to terminate the interest of the defaulting Party without effecting a termination of the Company. This election may be made at any time within one year from the date of that default provided that the electing Parties give the defaulting Party 30 days written notice of the election and the default is continuing on the date notice is given. In the event of termination of the defaulting Party’s interest, the non-defaulting Party who voted to elect the option, referred to in this Agreement as the “Purchasing Party,” shall be required to purchase the interest of the defaulting Party in the proportion that his interest in the Company bears to the aggregate of the interests in the Company of the Purchasing Party.

(b)	The purchase price to be paid to the defaulting Party shall be paid in cash and the purchase price to be paid to the defaulting Party shall be the lower of:

●	The fair market value of the defaulting Party’s interest in the Company; or

●	The total cash investment of the defaulting Party in the Company and the agreed value of the property contributed by the defaulting Party to the Company as of the date of default.

●	This purchase price shall be reduced by the aggregate amount of any outstanding debts of the defaulting Party to the Company and also by all damages caused to the Company by the default of the defaulting Party. Fair market value shall be determined in the manner set forth in this Agreement.

(c)	On tender to the defaulting Party of the cash or note for the purchase price specified in (b) above, or if no payment is due, on the date the purchase price is determined, the defaulting Party shall have no further interest in the Company or its business or assets and the defaulting Party shall execute and deliver any assignments and other instruments that may be reasonable to evidence and fully and effectively transfer the interest of the defaulting Party to the non-defaulting Parties.

(d)	No assignment or transfer of a defaulting Party’s interest as provided in this Agreement shall relieve the defaulting Party from any personal liability for outstanding indebtedness, liabilities, liens, or obligations relating to the Company that may exist on the date of the assignment or transfer. The default of any Party under this Agreement shall not relieve any other Party from his agreements, liabilities, and obligations under this Agreement. A defaulting Party’s interest in the Company shall not be considered in any Company voting requirement.

30.	Amendment. This Agreement may be amended or modified only by a written instrument executed by Parties.

31.	Distribution of Assets. On termination, the assets of the Company shall be applied to payment of the outstanding Company liabilities. Any balance of the reserve shall be distributed together with any other sums remaining after payment of the outstanding Company liabilities to the Parties in accordance with their Relative Shareholding, unless otherwise provided in this Agreement.

32.	Attorney’s Fees. In the event that it should become necessary for any Party entitled hereunder to bring suit against any other Party to this Agreement for enforcement of the covenants herein contained, the Parties hereby covenant and agree that the Party who is found to be in violation of said covenants shall also be liable for all reasonable attorney’s fees and costs of court incurred by the other parties hereto.

33.	Notices. All notices, requests, demands, and other communications hereunder shall be in writing and delivered personally, by email, by facsimile transmission, or sent by registered or certified mail, return receipt requested with postage prepaid, to the Parties at their respective addresses shown below. Any Party hereto may change its address upon 10 days’ written notice to any other Party hereto.

34.	Waiver. No course of dealing on the part of any Party hereto or its agents, or any failure or delay by any such Party with respect to exercising any right, power or privilege of such Party under this Agreement or any instrument referred to herein shall operate as a waiver thereof, and any single or partial exercise of any such right, power or privilege shall not preclude any later exercise thereof or any exercise of any other right, power or privilege hereunder or thereunder.

35.	Invalidity. In the event any one or more of the provisions contained in this Agreement or in any instrument referred to herein or executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement or any such other instrument.

36.	Headings. The headings used in this Agreement are for convenience and reference only and in no way define, limit, simplify or describe the scope or intent of this Agreement, and in no way effect or constitute a part of this Agreement.

37.	Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

38.	Governing Law and Dispute Resolution.

(a)	This Agreement shall be construed and governed by the laws of Hong Kong.

(b)	Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non- contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

(c)	The seat of arbitration shall be Hong Kong. The arbitration proceedings shall be conducted in English.

(d)	This agreement to arbitrate shall be binding upon the Parties, their successors and assigns.

(e)	The law of this arbitration clause shall be Hong Kong law.

39.	Perfection of Title. The Parties hereto shall do all other acts and things that may be reasonably necessary or proper, fully or more fully, to evidence, complete or perfect this Agreement, and to carry out the intent of this Agreement.

40.	Entire Agreement. This instrument contains the entire Agreement of the parties and may not be changed orally, but only by an instrument in writing signed by the Party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

41.	Third Party Rights. Unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement, and whether so provided in this Agreement or not, no consent of third party is required for the amendment to (including the waiver or compromise of any obligation), rescission of or termination of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Yat-Gai Au
Yat-Gai Au
Director
Regencell Bioscience Limited

/s/ Ji Yang Lee
Ji Yang Lee
Director
Honor Epic